UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

SUPERIOR WELL SERVICES, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

86837X105
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86837X105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	DIAMONDBACK HOLDINGS, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,000,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*3,000,000
*upon conversion of 75,000 shares of Series A Preferred Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.9%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 86837X105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,000,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*3,000,000
*upon conversion of 75,000 shares of Series A Preferred Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.9%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 86837X105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,000,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*3,000,000
*upon conversion of 75,000 shares of Series A Preferred Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.9%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 86837X105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,000,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*3,000,000
*upon conversion of 75,000 shares of Series A Preferred Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.9%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 86837X105		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,000,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*3,000,000
*upon conversion of 75,000 shares of Series A Preferred Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	8.9%
12		TYPE OF REPORTING PERSON	IN

The Reporting Persons named in Item 2 below are herby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item 1 below by one of the  Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit I.

Item 1.

(a)	Name of Issuer:

SUPERIOR WELL SERVICES, INC.

(b)	Address of Issuer’s Principal Executive Offices:

1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Diamondback Holdings, LLC
(ii)	Wexford Capital LP
(iii)	Wexford GP LLC
(iv)	Charles E. Davidson
(v)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

c/o Wexford Capital LP
411 West Putnam Avenue
Greenwich, Connecticut 06830

(c)	Citizenship:

(i)	Diamondback Holdings, LLC – Delaware
(ii)	Wexford Capital LP – Delaware
(iii)	Wexford GP LLC - Delaware
(iv)	Charles E. Davidson - United States
(v)	Joseph M. Jacobs - United States

(d)	Title of Class of Securities:

common stock, par value $0.01 per share

(e)	CUSIP Number:

 86837X105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Diamondback Holdings, LLC (“Diamondback”) received 75,000 shares of Class A Preferred Stock (the “Series A Preferred Stock”) as a portion of the consideration paid by the Issuer for certain assets Diamondback sold to the Issuer. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, into forty (40) shares of common stock, subject to adjustment, based on an initial conversion price of $25.00 per share of common stock, subject to adjustment.  If all 75,000 shares of Series A Preferred Stock issued to Diamondback were converted into shares of common stock on this basis, Diamondback would be entitled to receive 3,000,000 shares of common stock of the Issuer.

Set forth below is the aggregate number of shares and percentage of common stock identified in Item 1 beneficially owned by the Reporting Persons (which number includes the shares of common stock issuable upon the conversion of the Series A Preferred Stock). Information set forth below is based upon information provided by the Issuer in its Prospectus Supplement on Form 424B2 filed on October 29, 2009, after the offering of shares of common stock by the Issuer, there were 30,703,503 shares of common stock outstanding as of October 29, 2009.

(i)        Diamondback Holdings, LLC:
(a)         Amount beneficially owned:  3,000,000
(b)         Percent of class:  8.9%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote:   0
(ii)           Shared power to vote or to direct the vote:   3,000,000
(iii)           Sole power to dispose or to direct the disposition of:   0
(iv)           Shared power to dispose or to direct the disposition of:  3,000,000

(ii)        Wexford Capital LP:
(a)         Amount beneficially owned:  3,000,000
(b)         Percent of class:  8.9%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote: 3,000,000
(iii)           Sole power to dispose or to direct the disposition of:   0
(iv)           Shared power to dispose or to direct the disposition of:  3,000,000

(iii)         Wexford GP LLC:
(a)         Amount beneficially owned:  3,000,000
(b)         Percent of class:  8.9%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)           Shared power to vote or to direct the vote:  3,000,000
(iii)           Sole power to dispose or to direct the disposition of:  0
(iv)           Shared power to dispose or to direct the disposition of:   3,000,000

(iv)        Charles E. Davidson:
(a)         Amount beneficially owned:  3,000,000
(b)         Percent of class:  8.9%%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote:    0
(ii)           Shared power to vote or to direct the vote:  3,000,000
(iii)           Sole power to dispose or to direct the disposition of:  0
(iv)           Shared power to dispose or to direct the disposition of:   3,000,000

(v)        Joseph M. Jacobs:
(a)         Amount beneficially owned:  3,000,000
(b)         Percent of class:  8.9%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote:  0
(ii)           Shared power to vote or to direct the vote:   3,000,000
(iii)           Sole power to dispose or to direct the disposition of:    0
(iv)           Shared power to dispose or to direct the disposition of:   3,000,000

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as manager of Diamondback, be deemed to own beneficially the shares of Preferred Stock which Diamondback has beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Preferred Stock of which Diamondback has beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of the Wexford GP, be deemed to own beneficially the shares of Preferred Stock of which Diamondback has beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Preferred Stock beneficially owned by Diamondback.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Preferred Stock owned by Diamondback and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in each member of Diamondback.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	DIAMONDBACK HOLDINGS, LLC
	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title :	Partner and Secretary

WEXFORD GP LLC
By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Superior Well Services, Inc.

Dated: February 11, 2010

DIAMONDBACK HOLDINGS, LLC

By:	/s/ Arthur H. Amron
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

By:	/s/ Arthur H. Amron
Name:	Arthur Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
Charles E. Davidson

/s/ Joseph M. Jacobs
Joseph M. Jacobs